UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 22, 2017

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

CHMP endorses EU label update of Saxenda® based on the LEADER trial

Bagsværd, Denmark, 22 June 2017 – Novo Nordisk today announced that the Committee for Medicinal Products for Human Use (CHMP), under the European Medicines Agency (EMA), has endorsed an update of the EU label for Saxenda®. This update is based on the results from the LEADER trial which investigated the long-term effects of Victoza® in people with type 2 diabetes and established cardiovascular disease.

The CHMP has previously concluded that, although the Saxenda® dosing of liraglutide 3.0 mg was not investigated in the LEADER trial, the results would also be supportive for the assessment of Saxenda® for any potential cardiovascular risk. The Saxenda® label has been updated with immediate effect to reflect the primary outcome of the LEADER trial.

In the LEADER trial, Victoza® (liraglutide 1.8 mg) statistically significantly reduced the risk of cardiovascular death, non-fatal myocardial infarction (heart attack) and non-fatal stroke by 13% versus placebo, when added to standard of care. The overall risk reduction was derived from a statistically significant 22% reduction in cardiovascular death with Victoza® treatment versus placebo and non-significant reductions in non-fatal myocardial infarction and non-fatal stroke.

“We are very pleased that data from the LEADER trial has been included in the Saxenda® label in Europe,” said Mads Krogsgaard Thomsen, executive vice president and chief scientific officer of Novo Nordisk. “The LEADER trial showed that liraglutide is associated with significant cardiovascular risk reduction in people type 2 diabetes. This is an important development for people with obesity in Europe living with weight-related comorbidities such as cardiovascular disease.”

On 25 October 2016, Novo Nordisk submitted an application to the EMA for including data from the LEADER cardiovascular outcomes trial in the product information of Victoza®. Novo Nordisk expects feedback from the EMA on the Victoza® application shortly.

About Saxenda®

Saxenda® (liraglutide 3 mg) is a once-daily glucagon-like peptide-1 (GLP-1) analogue with 97% similarity to naturally occurring human GLP-1, a hormone that is released in response to food intake. Like human GLP-1, Saxenda® regulates appetite by increasing feelings of fullness and satiety, while lowering feelings of hunger and prospective food consumption, thereby leading to reduced food intake. As with other GLP-1 receptor agonists, Saxenda® stimulates insulin secretion and lowers glucagon secretion in a glucose-dependent manner. Saxenda® was evaluated in the SCALE (Satiety and Clinical Adiposity – Liraglutide Evidence) phase 3a clinical trial programme.

In the EU, Saxenda® is indicated as an adjunct to a reduced-calorie diet and increased physical activity for weight management in adult patients with an initial BMI of ≥30 kg/m2 (obese), or ≥27 kg/m2 to <30 kg/m2 (overweight) in the presence of at least one weight-related comorbidity such as dysglycaemia (pre-diabetes or type 2 diabetes), hypertension, dyslipidaemia or obstructive sleep apnoea.

About Victoza®

Victoza® (liraglutide 1.2 mg and 1.8 mg) is a human glucagon-like peptide-1 (GLP-1) analogue with an amino acid sequence 97% similar to endogenous human GLP-1. Victoza® was approved in the EU in 2009 and is commercially available in more than 95 countries, treating more than 1 million people with type 2 diabetes globally. In Europe, Victoza® is indicated for the treatment of adults with type 2 diabetes to achieve glycaemic control as monotherapy, when metformin is considered inappropriate, and in combination with oral glucose-lowering medicinal products and/or basal insulin when these, together with diet and exercise, do not provide adequate glycaemic control. In the US, Victoza® was approved in 2010 as an adjunct to diet and exercise to improve blood glucose control in adults with type 2 diabetes.

About the LEADER trial

LEADER was a multicentre, international, randomised, double-blind, placebo-controlled trial investigating the long-term (3.5–5 years) effects of Victoza® (liraglutide 1.8 mg) compared to placebo, both in addition to standard of care, in people with type 2 diabetes with established cardiovascular disease. Standard of care was comprised of lifestyle modifications, glucose-lowering treatments and cardiovascular medications.

LEADER was initiated in September 2010 and randomised 9,340 people with type 2 diabetes from 32 countries. The primary endpoint was the first occurrence of a composite cardiovascular outcome comprising cardiovascular death, non-fatal myocardial infarction or non-fatal stroke.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 42,000 people in 77 countries and markets its products in more than 165 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 48 / 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 22, 2017	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer